## BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
|---|---|---|
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | | PR CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| IBG HOLDINGS LLC | DE | IBG LLC | MEMBER | 08/1998 | E | Y | N | 35-2296543 |
| PETERFFY, THOMAS PECHY | I | IBG HOLDINGS LLC | APPROVED | 09/1994 | E | Y | N | 1722064 |